August 5, 2008

VIA EDGAR

Ms. Amanda McManus
Branch Chief-Legal
United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:  Interval Leisure Group, Inc.
Form 10-12B
File No. 001-34062

Dear Ms. McManus:

Interval Leisure Group, Inc. (the “Company”) hereby respectfully submits an application to withdraw the Company’s Registration Statement on Form 10 (File No. 001-34062) filed on May 13, 2008, as amended by the Company’s Amendment No. 1 to the Registration Statement on Form 10 filed on June 26, 2008, and further amended by the Company’s Amendment No. 2 to the Registration Statement on Form 10 filed on July 22, 2008 (collectively, the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto, which has not been declared effective, because the Company, as discussed with Ms. Blair Petrillo of the Staff, has determined to register the securities of the Company to which the Registration Statement relates on a registration statement on Form S-1 under the Securities Act of 1933, as amended. The Company filed a registration statement on Form S-1 in response to the Staff’s most recent comments on the Registration Statement on August 1, 2008.

Please do not hesitate to contact me at (212) 314-7274 or Pamela S. Seymon at (212) 403-1205 or Nancy Greenbaum at (212) 403-1339 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

By:	/s/ Gregory R. Blatt
Name:	Gregory R. Blatt
Title:	Vice President

cc:	Ms. Julie Bell
Staff Attorney
Division of Corporation Finance
Facsimile No. (202) 772-9202

Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile No. (212) 403-2205